Exhibit 99.1

Eros Enters Into a New Era of Global Media and Entertainment

Douglas, ISLE OF MAN, April 25, 2022

Eros STX Global Corporation (“ErosSTX”, “Eros" or the “Company”) (NYSE: ESGC), a global Indian entertainment company, today announced significant corporate developments as follows:

Key Highlights

-	Completion of previously announced sale of STX subsidiary
o	Eros to retain 15% non-voting stake in STX with long-term monetisation potential
o	Company has fully repaid $152 million of outstanding JP Morgan credit facility and subordinated credit facilities at STX level
-	Several strategic additions to Board of Directors and management team
o	Rishika Lulla Singh as the new Executive Chairperson
o	Pradeep Dwivedi as the new CEO
o	Rajesh Chalke as the new CFO
-	Company to change corporate name to “Eros Media World PLC” (“Eros Media”)
-	Strong near-term revenue growth and significant reduction in net debt
o	Over $120 million in revenues expected for FYE 2023
o	Current Net Debt of $130 million as of the end of FYE 2022, expected to decrease to $115 million by the end of FYE 2023
-	Deep and valuable content library combined with multiple monetisation channels positioned to drive long-term revenue growth and underpin capital efficient growth strategy
o	Eros Now to target monetisation of existing content library and new original series through global partnerships and distribution arrangements, with a focus on more profitable direct-to-consumer subscribers
o	Innovative opportunities such as AVOD, blockchain and non-fungible tokens (NFTs) expected to drive significant incremental upside, as well as renewed focus on growing Eros Now Music

Market Opportunities

The global media landscape is changing rapidly. In many cases, the pandemic has driven growth in digital businesses, backed by emerging technologies such as blockchain and NFTs. The number of online video users in India has grown to over 500 million users with a 52% increase in time spent as compared to pre-pandemic levels. The Company’s focus will be on leveraging the value of its unique and large Content library and two main verticals: Studio and Digital. In an environment attracting significant investments and M&A potential, especially following the Sony-Zee merger, Eros Media is one of only a few stand-alone media players at scale. The Company is ideally placed to capitalize on strategic opportunities.

Content Library and Studio Business

Eros Media’s studio division, which already owns, manages and controls one of the world’s largest Indian-language film libraries of over 3,000 titles spanning decades, will be very focused on monetising its library of content-driven films with appropriate budgets to generate an attractive rate of return. The studio division continues to exploit burgeoning demand for content across streamers, cable and satellite companies and the rapidly resurgent theatrical window. Key upcoming films include ‘One-Two-Three’, ‘Good Luck Jerry’, ‘Gorkhaa’, ‘Raksha Bandhan’, ‘An Action Hero’ and several untitled films. The opportunities in the Eros Now Music business form an integral part of Eros Media’s studio division.

Digital Business

Eros Now will continue to focus on direct-to-customer relationships, improving overall penetration and distribution of Eros Now as a service in Tier 2 and 3 regions of India, as well as migrating subscribers into higher ARPU plans and international markets. Eros Now will continue to target monetisation of its existing content library through global partnerships, bundling and distribution arrangements which are expected to drive organic revenue growth in a capital efficient manner.

Eros Now Music

The music destination benefits from the combined content platforms of Eros’ Studio and Digital Businesses which will support Eros Now Music by augmenting its existing music library, as well as through new originals, non-film music and independent artists across languages and genres, thereby elevating its current position. Eros Now Music expects to release hundreds of originals over the next year, which will supplement existing content and help grow the platform into a preferred destination for music. Established and emerging artists with expertise in genres such as Indie, pop, Sufi, EDM, Hip Hop, and New Age, amongst others will showcase their talent across regional languages including Hindi, Punjabi, Bhojpuri, and Haryanvi, thus supporting local talent as well as connecting to a wider music audience.

Blockchain & Partnership Ecosystem:

Eros’ strategic partnership with Xfinite for global AVOD monetization allows for Eros Now to efficiently monetise a large and engaged userbase. Eros Media has opportunities to look at alternative forms of community creation and content monetization through Mzaalo’s NFT marketplace, which is in its beta launch stage, connecting consumers and NFT collectors to native and globally acclaimed artists, celebrities, athletes and more. The ecosystem is powered by the Xfinite Entertainment Token (XET) built on the Algorand blockchain. XET is available on exchanges such as BitMart, MEXC, Tinyman, Algofi and on high performing yield-farming platforms like Yieldly. XET is listed on centralised and decentralised exchanges giving the digital token utility and increasing the utility token’s public profile.

Former Executive Chairman, Mr. Kishore Lulla’s Statement:

“As the business and market matures, I am confident in Eros Media’s execution capability with fundamentals on track. I am pleased to announce Pradeep Dwivedi as CEO and welcome Rajesh Chalke as CFO to usher in a new era for Eros Media, with guidance from an experienced board. I will step down from the executive positions at Eros Media in the near future and dip into my entrepreneurial fibre to build the biggest Web3 and Blockchain Indian eco-system for the world via Eros Investments[1]. The amalgamation of the virtual/meta world, with high fidelity gaming and digital goods/NFT’ bound via de-centralized technology in the Web2, Web 3 and Immersive experiences is principal premise of Eros Investment’s focus over the next 10 years”

Forward Guidance:

The Company is poised for growth following the strategic initiatives outlined above:

•	Revenue Growth: Meaningful revenue growth expected over the near-term with over $120 million in revenues expected for FYE 2023
•	Adjusted EBITDA: Strong Adjusted EBITDA expected over the near-term with expanding Adjusted EBITDA margins. Over $30 million in Adjusted EBITDA expected for FYE 2023. Note that Adjusted EBITDA calculation includes impact of content amortisation, consistent with historical Eros International Plc reporting.

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1 Eros Investments is an investment company controlled by the Lulla family that invests in nurturing global, pioneering ventures including with Eros Media, XFinite and Mzaalo.  Eros Investments, XFinite and Mzaalo are not owned or controlled by Eros Media.

•	Cash & Debt, Net opening cash was over $13 million in FY 2023, and Net Debt is expected to be below $115 million by the end of FYE 2023 through an increase in free cash flow, down from $130 million at end of FYE 2022. The Company’s debt consists of well-structured and fully financed and collateralised facilities across the UK, UAE & India.
•	XET Tokens: As part of our agreement with the blockchain enabled AVOD ecosystem of Mzaalo/Xfinite, we have a credit balance of 400m XET Utility tokens as of end of FYE 2022, with represents a market value ranging from $8 million to $80 million, according to recent trading data. We have however, conservatively decided to account for it in our financial statements only upon realisation following a sale of the tokens, and not on accrual basis.
•	Content Investments in our business are expected to be sustained at levels of $30 million to $40 million over the next 3 years, to ensure that our studio division, Eros Motion Pictures, continues to provide refreshed content for our streaming service, Eros Now, as well as the larger distribution ecosystem

Audit Update

The Company is in the process of working to prepare and file the financial statements for the period ending March 31, 2021, following which the financial statements for period ending March 31, 2022, would be filed, as well. The Company is seeking to appoint T R Chadha & Co LLP, Chartered Accountants to replace the incumbent auditor Ernst & Young LLP. The process to formally appoint and announce the new auditor is underway with the regulators at Isle of Man, as is customary.

Company Contact:

Mark Carbeck

Chief Corporate and Strategy Officer

mark.carbeck@erosintl.com

Special Note Regarding Forward Looking Statements:

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions, including under the heading “Forward Guidance”. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which the Company is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of the sale of the STX Entertainment subsidiary and related transactions, the amount of any costs, fees, expenses, impairments and charges related to the specific transactions of the Company; ; uncertainty as to the long-term value of the Company’s ordinary shares; and the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are presented in accordance with generally accepted accounting principles in the United States (“GAAP”), we also use Adjusted EBITDA as an additional financial measure, which is not required by, or presented in accordance with, GAAP. We believe that Adjusted EBITDA facilitates comparisons of operating performance from period to period and company to company by eliminating potential impacts of items that our management does not consider to be indicative of our operating performance. We believe that this measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as they help our management. However, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. The use of this non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation from, or as substitute for analysis of, our results of operations or financial condition as reported under GAAP.

We define Adjusted EBITDA as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transaction costs relating to equity transactions, and share based payments. We define EBITDA as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). The non-GAAP financial measures included under the headings “Key Highlights” and “Forward Guidance” constitute forward-looking information, and the Company believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts. A reconciliation of these non-GAAP financial measures would require the Company to quantify several financial criteria, including inter alia: stock based compensation expenses, amortization expense of acquisition-related intangibles, tax impacts, asset impairment charges, amounts related to securities litigation, restructuring charges and gains or losses relating to sales of assets. These items cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation. In addition, Net Debt is a non-GAAP financial measure, which we define as consolidated gross debt less cash and cash equivalents.